June 1, 2020
VIA EDGAR
Re:    ZoomInfo Technologies Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-236674
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of Class A common stock, we wish to advise you that we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., New York, NY time, on June 3, 2020, or as soon as possible thereafter.
Pursuant Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, have distributed approximately 300 copies of the preliminary prospectus dated May 27, 2020 through the date hereof, to prospective underwriters, dealers, institutional investors and others.
We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the 48-hour requirement of Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

As the representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name: Greg Chamberlain
Title: Head of ECM

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

[Signature Page to the Underwriters’ Acceleration Request]